SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: May 14, 2024

List of Materials

Documents attached hereto:

i) Notice Regarding the Setting of Parameters for Repurchase of Shares of Common Stock

May 14, 2024

Sony Group Corporation

Notice Regarding the Setting of Parameters for Repurchase of Shares of Common Stock

(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

Sony Group Corporation (“Sony”) approved, at the meeting of its Board of Directors held today, the setting of parameters for repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, as follows.

1. Reason for Setting Parameters

The following parameters have been set for the purpose of enabling Sony to flexibly repurchase its own shares in consideration of factors such as opportunities for strategic investment, Sony’s financial condition and the price of its common stock as part of improving capital efficiency and implementing capital policy according to the business environment.

In addition, Sony has introduced restricted stock, restricted stock units and stock options as stock compensation plans, and Sony plans to curb dilution of its shares by repurchasing shares to offset the securities to be delivered in connection with the stock compensation plans.

2. Parameters for the Repurchase of Shares

(1)	Class of shares for repurchase	Common stock of Sony
(2)	Total number of shares for repurchase*	30 million shares (maximum) (2.46% of total number of shares issued and outstanding (excluding treasury stock))
(3)	Total purchase price for repurchase of shares	250 billion yen (maximum)
(4)	Period of repurchase	May 15, 2024 to May 14, 2025
(5)	Method of repurchase	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

*	As described in the “Notice Regarding a Stock Split and Partial Amendment to Articles of Incorporation” released today, Sony also approved at the same meeting of its Board of Directors held today to conduct a stock split. The total number of shares for repurchase shown in (2) above after the effective date of the stock split (October 1, 2024) will be 150 million shares (maximum).

Depending on investment opportunities, market environment and other factors, it is possible that no share repurchase, or a share repurchase of only a portion of the above, will be carried out.

(For reference) Status of treasury stock as of April 30, 2024

Total number of shares issued and outstanding (excluding treasury stock)	1,220,885,835 shares
Number of treasury stock	27,733,754 shares

End of document